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                                                                     EXHIBIT 6.9



                          ASSET PURCHASE AGREEMENT


                               BY AND BETWEEN

                               SERACARE, INC.

                                    AND

                               MR. BRAD RABE




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     This Asset Purchase Agreement ("Agreement") is made and entered into this
3rd day of September, 1996 by and between SeraCare, Inc., a Delaware Corporation with its principal place of business at 1925 Century Park East, Suite 1970, Los Angeles, CA. 90067 ("Purchaser") and Mr. Brad Rabe, an individual ("Seller").

                                   RECITALS:

     WHEREAS, Purchaser wishes to acquire from Seller and the Seller wishes to sell to Purchaser, upon the terms and subject to the conditions set forth herein, the Transferred Assets (defined below) including the seller's startup blood plasma donor centers located in (i) Clearfield, Utah (the "Clearfield Center") and (ii) Raleigh, North Carolina (the "Raleigh Center"); and

     WHEREAS, Purchaser and Seller have made and entered into that certain Employment Agreement dated September 3, 1996, a copy of which is attached as Exhibit A.

                                 AGREEMENTS

     Seller agrees to sell to Purchaser all rights and interests in leases, leasehold improvements, fixed assets and/or any other personal property attributable of both the Clearfield Center and the Raleigh Center currently under lease to Seller

ASSETS TO BE ACQUIRED. On the Closing Date, as defined herein, Seller shall assign, transfer, convey and deliver to Purchaser an assignment of the leases, leasehold improvements, plus ownership in any and all other rights or assets attributable to those locations, including the rights to any FDA or QPP licenses and/or certifications which attach or may attach to those locations, including the right to file for such licenses and/or certifications if they have not already been applied for (herein referred to as "Transferred Assets").

Seller also agrees to complete the process of establishing both startup locations as operational plasma collection centers by opening the doors as a plasma collection center in both locations within a reasonable period of time not to exceed 120 days from the Closing Date.

In the event that Seller (aka Rabe) voluntarily ceases to be an employee of Purchaser during the first twelve months after the Closing Date, Seller as a part of this Agreement agrees to be in charge of the management and operation of both the Raleigh Center and the Clearfield Center until the last day of the twelfth month after the Closing Date.

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ASSUMPTION OF CERTAIN LIABILITIES. Purchaser hereby assumes and agrees to perform and discharge all liabilities and continuing obligations of the Seller specific to the Clearfield Center and Raleigh Center and disclosed herein as follows:

a. the real estate leases specific to the Clearfield Center and the Raleigh Center as listed on Schedule 2 attached hereto under the heading Leases; and

b. all other contracts, agreements policies, licenses, permits and certifications in effect on the Closing Date and which are listed on
   Schedule 2 attached hereto under the heading "Other Contracts and Obligations".

c. Other than those liabilities and obligations listed on Schedule 2, Purchaser assumes no responsibility for any other obligation.

                                 CONSIDERATION

BASE CONSIDERATION. As consideration to Seller, Purchaser agrees to deliver 175,000 shares of common stock of the Purchaser within fifteen days of the "Open For Business Date" (herein defined as the date that both the Raleigh Center and Clearfield Center have processed their first donor). Both parties agree that the 175,000 shares of common stock are predicated upon a calculated Base Value of $262,500 ($1.50 X 175,000) and an estimated investment by the purchaser of $135,000 in total for both centers to render them ready to open for business. Both parties further hereby agree that to the extent that the amount of investment by the Purchaser exceeds $135,000, a corresponding reduction will be made in the number of shares to be issued to Seller and to the extent that the investment required of Purchaser is less than $135,000, a corresponding increase will be made in the number of shares to be issued to Seller. By way of example, if the actual investment by Purchaser totals $157,500, the Base Value would be adjusted to $240,000 and the total number of shares of common stock to be issued to Seller on the "Open For Business Date" would be 160,000. If the actual investment by Purchaser totals 112,500, the Base Value would be adjusted to $285,000 and the total number of shares to be issued would be 190,000.

ADDITIONAL CONSIDERATION. In addition to the Base Consideration, Seller and Purchaser hereby agree on certain performance criteria which will serve as the basis for Additional Consideration of a maximum of 125,000 shares of common stock of Purchaser if all performance criteria as hereinafter defined are met. Accordingly, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of eighteenth month following the Closing Date, Seller shall receive as additional consideration 62,500 shares of common stock of Purchaser. Further, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of thirtieth month following the Closing Date, Seller shall receive as additional consideration another

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62,500 shares of common stock of Purchaser. The maximum Additional
Consideration to be delivered by Purchaser to Seller under this Agreement is 125,000 shares of common stock of Purchaser if the Clearfield Center and the Raleigh Center generate a net profit before taxes of $310,000 or more for each of the two twelve month periods.

In the event that the Employment Agreement between Seller (referred to as Rabe in the Employment Agreement attached herewith as Exhibit A) and Purchaser (referred to as the Corporation in the Employment Agreement attached herewith as Exhibit A) is terminated for cause and the performance criteria referred to above are met, Seller shall be entitled to receive the Additional Consideration referred to above.

                       CONDITIONS PRECEDENT TO CLOSING

BY SELLER. Seller shall fulfill all of the following before Purchaser is obligated to close:

     a. have provided Purchaser with copies of all documents listed on
        Schedule 2.

     b. have provided Purchaser with Lease Assignments signed by the appropriate landlord for all leases listed on Schedule 2 in a form reasonably satisfactory to Purchaser.

     c. have delivered all consents, approvals and assignments required in connection with the completion of the transaction contemplated by this Agreement in form and content reasonably satisfactory to the Purchaser.

BY PURCHASER. Purchaser shall fulfill all of the following before Seller is obligated to close:

     a. have provided Seller with a copy of a Board of Directors resolution authorizing the transaction contemplated by this agreement.

     b. have provided Seller with a Draft letter instructing the Purchaser's transfer agent to issue Common Stock of SeraCare, Inc. to the Seller in satisfaction of the Base Consideration.

     c. have delivered all consents, approvals and assignments required in connection with the completion of the transaction contemplated by this Agreement in form and content reasonably satisfactory to the Seller.

     d. Seller shall have been provided an opportunity to review Purchasers Books and Records.

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                         REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to the Purchaser as follows (with the understanding that the Purchaser is relying materially on each such representation and warranty in entering into and executing this Agreement):

A. OWNERSHIP IN THE LEASES, RIGHTS AND INTERESTS BEING ACQUIRED BY THE PURCHASER FREE AND CLEAR OF ALL ENCUMBRANCES. Seller hereby represents and warrants that he has good title, valid rights and ownership free and clear of all encumbrances to the Transferred Assets with every authority to transfer, assign and sell such interest, right or ownership to the Purchaser as contemplated by this Agreement.

B. DUE AUTHORIZATION. The Seller has full power and authority as an individual to enter into and perform his obligations under this Agreement and each agreement, instrument and document to be executed by the Seller in accordance herewith.

C. ALL LIABILITIES AND OBLIGATIONS HAVE BEEN LISTED ON SCHEDULE 2.
   Seller hereby represents and warrants that all leases, contracts or other obligations to be assumed by the Purchaser have been listed on
   Schedule 2 and that Seller knows of no other leases, contracts or other obligations relating to the Centers. Seller understands that any leases, finders fees, commissions, contracts or other obligations not listed on
   Schedule 2 will not be assumed by Purchaser.

D. COMPLIANCE WITH LAWS: ENVIRONMENTAL MATTERS. Seller hereby represents and warrants that conduct of Seller has not violated any laws, the non-compliance with which could have a material adverse effect on the Purchaser or the operation of the Clearfield Center and/or Raleigh Center (collectively referred to herein as the "Centers") as plasma collection centers. The Seller has complied in all material respects with all judicial and governmental requirements relating to any federal, state or local environmental laws, regulations or ordinances, the non-compliance with which would have a material adverse effect on the Purchaser or the operation of the Centers.

E. LEGAL PROCEEDINGS. Seller hereby represents and warrants that there is no Order or Action pending, or, to the best knowledge of the Seller, threatened, against or affecting Seller or the Transferred Assets that individually or when aggregated with one or more other Orders or Actions has or could reasonably be expected to have a material adverse effect on the Centers or on the Seller's ability to perform its obligations under the terms of this Agreement.

F. NO BROKERS OR FINDERS. Seller hereby represents and warrants that no agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Seller or any of Sellers relatives or affiliates in connection with the negotiation, execution or performance of the transaction contemplated by this Agreement, is or will be entitled to any brokerage or finder's or similar fee or

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   other commission as a result of this Agreement or the transaction contemplated hereby.

G. INDEMNIFICATION OF PURCHASER. Seller hereby agrees to indemnify and hold harmless the Purchaser, affiliates of the Purchaser, and any officer, director, employee and consultant of the Purchaser (collectively, the "Indemnified Parties") from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses which any of the Indemnified Parties may sustain, or to which any of the Indemnified Parties may be subjected, arising out of any breach or default by the Seller, excluding actions or omissions of the Purchaser, of or under any of the representations, warranties, covenants, agreements or other provisions of this Agreement or any agreement or document executed in connection herewith.

H. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, all covenants, agreements, indemnities, representations and warranties made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the execution of this Agreement for a period of thirty six months following the date hereof.

I. NO MATERIAL ADVERSE CHANGE. Between the date of the signing of this Agreement and September 1, 1996, Seller has no knowledge of any circumstance, change in business conditions, or other event which may occur or continue to occur which could reasonably expected to have a material adverse effect on the Centers. During that period, Seller will continue to direct the activities of the Centers in a prudent business manner.

OTHER

CLOSING DATE. The closing date of the transactions contemplated by this Agreement shall take place at a time, date and place agreed upon by the parties on or before September 3, 1996 (the "Closing" or "Closing Date").

CONFIDENTIALITY. The parties agree the material terms of this Agreement shall remain absolutely confidential. In the event any party or any officer, director, shareholder or representative of either party to this agreement is required to disclose the existence or terms of this Agreement by subpoena, discovery or legal process, then such party shall utilize its best efforts to notify the opposing parties prior to any disclosure so as to provide the opposing parties with an opportunity to intervene for the purpose of protecting its interests in non-disclosure.

JOINT DRAFTING. Both Seller and Purchaser have jointly participated in the negotiations and drafting of this Agreement. In the event of a question of intent or interpretation arises, this Agreement shall be construed as having been drafted by both parties.

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ATTORNEY'S FEES. In the event of any dispute arising out of or related to this Agreement, the prevailing party shall be entitled to recover, in addition to any other damages afforded by law, all reasonable attorney's fees incurred in the prosecution and defense of such and action.

APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the transaction contemplated by this Agreement. Each party to this Agreement acknowledges that no representation, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

MODIFICATIONS. Any modification of this Agreement shall be effective only if it is in writing and signed by both parties to this Agreement.




     IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first written above.


SELLER:                                PURCHASER:


By: /s/ Brad Rabe                          By: /s/ Barry D. Plost
   --------------------------                 ----------------------------
    Brad Rabe, an Individual                   Barry D. Plost
                                               President and CEO
                                               SeraCare, Inc.




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